MABEY & COOMBS, L.C.

Attorneys at Law
3098 South Highland Drive, Suite 323
Salt Lake City, Utah 84106-6001
Phone (801) 467-2021
Fax (801) 467-3256

JOHN MICHAEL COOMBS

Writer's Direct Line 801-467-2779
jmcoombs@sisna.com

January 28, 2005

VIA FACSIMILE @ 202-942-9516

John Reynolds, Assistant Director
    Office of Emerging Growth Companies
S. Thomas Kluck, II, Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Mail Stop 0511

    Re: Response to Commission's letter of January 26, 2005, a letter concluding that Tintic Gold Mining Company is a "blank check company" and its amended registration statement on Form SB-2/A is a "blank check offering," File No. 333-119742, CIK No. 0001301839

Gentlemen:

    We have received your letter of January 26, 2005. We not only could not disagree more with your conclusions but it seems absolutely clear that there is nothing we can say or do that will alter your unfounded, brazen and essentially defamatory conclusion that our business plan is a "sham"—even though you invited us to try. Contrary to what one might think from reading your January 26 letter, the officers and directors of Tintic Gold are upstanding, successful people in the local business community who have controlled the mining claims subject of our registration statement for 25 years. I have also practiced law for nearly 25 years without blemish.

    Because we so vehemently disagree with your letter of January 26, it is our intent to appeal your letter and its conclusions through the Commission's chain of command and directly to the Commissioners, if in fact that remedy is permitted by your internal administrative procedures. Accordingly, please be advised that I took the liberty this morning of calling the office of Mr. Alan Beller. His secretary said that someone in his office would look into our dispute with you and get back to me. We thought that you should know.

    Thank you for your time.

Very truly yours,

MABEY & COOMBS, L.C.



John Michael Coombs